Exhibit 99.1

May 29, 2020

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of lndia Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Clause 204.10 of the NYSE Listed Company Manual, please find enclosed herewith a press release being issued by the Company.

Please also find enclosed the information as required under Regulation 30 - Para A of Part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan
Company Secretary

ENCL: As above.

Wipro appoints Thierry Delaporte as CEO & Managing Director

East Brunswick, New Jersey, USA and Bangalore, lndia – May 29,2020: Wipro Limited (NYSE: WT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today announced the appointment of Thierry Delaporte as the Chief Executive Officer and Managing Director of the company, effective July 6, 2020.

Until recently, Thierry Delaporte was the Chief Operating Officer of Capgemini Group and a member of its Group Executive Board. During his twenty-five year career with Capgemini, he held several leadership roles including that of Chief Executive Officer of the Global Financial Services Strategic Business Unit, and head of all global service lines. He also oversaw Capgemini’s lndia operations, and led the group’s transformation agenda, conceptualizing and driving several strategic programs across various business units.

“l am delighted to welcome Thierry as CEO and Managing Director of the company. Thierry has an exceptional leadership track record, strong international exposure, deep strategic expertise, a unique ability to forge long-standing client relationships, and proven experience of driving transformation and managing technological disruption. We believe that Thierry is the right person to lead Wipro in its next phase of growth,” said Rishad Premji, Chairman, Wipro Limited.

“l want to thank Abid for all that he has done for Wipro and for making this transition as smooth and seamless as possible despite his personal commitments.”

Abidali Neemuchwala will relinquish his position as CEO and MD on June 1. Rishad Premji will oversee the day to day operations of the company until July 5.

Commenting on his appointment, Thierry Delaporte said, “l am deeply honored to be invited to lead Wipro, an extraordinary company and an exemplary corporate citizen with a deep technology heritage built on a strong foundation of values. I look forward to working closely with Rishad, the Board, senior leadership and the hugely talented employees of Wipro to turn a new chapter of growth and build a better tomorrow for all our stakeholders.”

He will be based in Paris and report to Chairman Rishad Premji.

Thierry has a Bachelor’s degree in Economy and Finance from Sciences Po Paris and a Masters in Law from Sorbonne University. He is also the co-Founder and President of the not-for-profit organization Life Project 4 Youth.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Wipro Media Contact:

Vipin Nair

Wipro Limited

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Information as required under Regulation 30 - Para A of Part A of Schedule Ill of SEBI

(Listing Obligations and Disclosure Requirements) Regulations, 2015

Sl. No.	Requirement	Disclosure
1.	Reason for change viz. appointment, resignation, removal, death or otherwise.

1.  Resignation of Mr. Abidali Z Neemuchwala as the Chief Executive Officer and Managing Director of the Company

2.  Appointment of Mr. Thierry Delaporte as the new Chief Executive Officer and Managing Director of the Company

2.	Date of appointment/cessation (as applicable) and term of appointment

The Board of Directors has noted the resignation of Mr. Abidali Z Neemuchwala with effect from the end of day on June 1, 2020.

At their meeting held on May 29, 2020, the Board of Directors has approved the appointment of Mr. Thierry Delaporte as the Chief Executive Officer and Managing Director of the Company with effect from July 6, 2020 for a period of five years, subject to approval of the shareholders and the Central Government as may be applicable.

3.	Brief Profile (in case of appointment)

Mr. Thierry Delaporte

Mr. Thierry Delaporte has a proven track record of building highly successful businesses, driving change, leading cross-cultural teams as well as conceptualising and integrating mergers & acquisitions.

Mr. Delaporte joined Capgemini in 1995, and over the years held several leadership positions, driving operational excellence and managing technological disruption. He was deeply involved in setting the group’s transformation agenda and was instrumental in executing several strategic programs across various business units.

Until recently, Mr. Delaporte was the Chief Operating Officer of Capgemini Group and a member of its Group Executive Board. He was earlier the Chief Executive of the Global Financial Services Strategic Business Unit, and head of all Global Service Lines where he was responsible for charting the strategic direction, growth and expansion of these businesses. He also oversaw the group’s India operations and was previously the Chief Executive of Capgemini’s Latin America business. Mr. Delaporte also served as the Chief Financial Officer of North America, and the group’s Global Outsourcing Business.

Widely travelled, Mr. Delaporte has lived in multiple countries across four continents in the past two decades. He currently lives in Paris.

Mr. Delaporte began his career in 1992 as a Senior Auditor with Arthur Andersen in Paris and London.

Mr. Delaporte has a Bachelor’s degree in Economy and Finance from Sciences Po Paris and a Masters in Law from Sorbonne University.

Mr. Delaporte is also the co-Founder and President of the not-for-profit Life Project 4 Youth, an organisation dedicated to the professional and social integration of young adults living in impoverished regions.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Mr. Thierry Delaporte does not have any relationship with any of the Directors of the Company.

5.	Information as required under BSE circular no. LIST/COMP/14/2018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018.	We confirm that Mr. Thierry Delaporte is not debarred from holding the office of director by any SEBI order or any other such authority.